SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER (212) 455-7113	E-MAIL ADDRESS GHOROWITZ@STBLAW.COM

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83 BY PATRIOT NATIONAL, INC. PN-001 January 2, 2015

VIA COURIER AND EDGAR

Re:	Patriot National, Inc.

Registration Statement on Form S-1

Filed December 16, 2014

Registration No. 333-200972

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Patriot National, Inc. (the “Company”), and in connection with the submission of a letter dated November 21, 2014 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 7, 2014 relating to the Company’s Registration Statement on Form S-1, initially submitted on October 10, 2014 as a draft on a confidential basis, as amended thereafter and subsequently filed publicly on December 16, 2014 (the “Registration Statement”), we hereby transmit via EDGAR this supplemental letter to further address comment 28 of the First Response Letter.

Securities and Exchange Commission	Confidential Treatment Requested By Patriot National, Inc. PN-002 January 2, 2015

Because of the commercially sensitive nature of information contained herein, this letter is accompanied by a request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has sent a copy of the confidential treatment request to the Office of Freedom of Information and Privacy Act Operations. Accordingly, certain portions of this letter as submitted via EDGAR have been omitted and submitted separately with the Commission, and such omitted information has been replaced in this letter as submitted via EDGAR with a placeholder identified by the mark “[*].” For the Staff’s reference, the omitted portions for which the Company is requesting confidential treatment are bracketed and highlighted in the paper submission for ease of identification.

Please note that we anticipate responding to the Staff’s comment set forth in its letter of December 23, 2014 under cover of a separate letter at the time the Company files Amendment No. 1 to the Registration Statement (“Amendment No. 1”), to be filed shortly before the commencement of the marketing efforts for the proposed initial public offering, which is currently scheduled to commence on or about January 6, 2015.

In addition, please note that Amendment No. 1 will reflect a 15-for-1 stock split of the Company’s outstanding capital stock, which will be effected prior to the consummation of the offering. Accordingly, the discussion below reflects this stock split, and all share and per share amounts are presented on a post-split basis.

To assist your review, we have retyped the text of the Staff’s comment 28 of the First Response Letter in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The response and information described below are based upon information provided to us by the Company.

Note 11: Subsequent Events

Acquisition of PCM, page F-27

28.	You disclose that you valued your common stock issued in the acquisition of MCRS Holdings, Inc. at $14 million. It appears from disclosures elsewhere in the filing that you have also issued warrants. We may have additional comments on your accounting for equity issuances including any stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Securities and Exchange Commission	Confidential Treatment Requested By Patriot National, Inc. PN-003 January 2, 2015

Further to the responses provided in the First Response Letter, the Company advises the Staff that, as described in the Registration Statement, the Company has effected two issuances of additional equity securities since January 1, 2014, each on August 6, 2014:

1.	484,260 detachable common stock warrants to purchase shares of the Company’s common stock issued to the lenders under, and in connection with, the Additional Tranche of the PennantPark Loan Agreement (the “Warrants”); and

2.	3,043,485 shares of the Company’s common stock issued in connection with the acquisition by the Company of 100% of the outstanding common stock of SPV2, as part of the acquisition of MCRS Holdings, Inc. which holds the Patriot Care Management Business (the “Shares”).

The Company advises the Staff that neither the Warrants nor the Shares were issued as “compensation;” accordingly, the Company believes these issuances do not fall within the ambit of Accounting Standards Codification 718—Compensation—Stock Compensation.

In addition, on September 30, 2014, the Company issued 743,730 shares of the Company’s common stock to Advantage Capital upon exercise by Advantage Capital of warrants to purchase such shares, which had been issued to Advantage Capital prior to January 1, 2014, and, accordingly, do not reflect a recent valuation of the Company’s common stock.

Warrants

On August 6, 2014, in connection with the Additional Tranche of the PennantPark Loan Agreement, the Company issued the 484,260 Warrants to the lenders to purchase shares of the Company’s common stock at an exercise price of $2.67 per share. This exercise price was initially agreed for the warrants issued to the same lenders in connection with the Initial Tranche of the PennantPark Loan Agreement in November 2013, and the parties agreed to retain this exercise price for the Warrants issued as part of the Additional Tranche. Accordingly, the exercise price was negotiated in an arm’s length transaction with the third party lenders as part of the overall pricing negotiations in connection with the PennantPark Loan Agreement. In addition, the Company was advised in these negotiations on valuation matters by a third-party financial advisory firm. The value of the Warrants was recorded as a discount on the loan and a warrant liability on August 6, 2014. The discount on the loan is amortized as interest expense over the term of the loan.

Securities and Exchange Commission	Confidential Treatment Requested By Patriot National, Inc. PN-004 January 2, 2015

Shares

On August 6, 2014, in connection with the acquisition of MCRS Holdings, Inc., the Company acquired 100% of the outstanding common stock of SPV2 for a total consideration of $14.5 million, comprised of (1) approximately $471,000 in cash and (2) the 3,043,485 Shares with an estimated fair value of $14.0 million, or approximately $4.60 per share, issued to the stockholders of SPV2. The fair value of the Shares and the cash consideration was the preliminary estimated valuation of the Shares, made by the board of directors of the Company in consultation with the Company’s management, based on the Company’s financial condition, historic results of operations, business prospects and the forecast of the combined group resulting from the acquisition MCRS Holdings, Inc. and the concurrent acquisition of the GUI contracts, as well as the contract entered into concurrently with GIC to provide brokerage and policyholder services, each as described in the Registration Statement. In connection with this transaction the Company was advised on valuation matters by a third-party financial advisory firm. The Company is in the process of performing a final valuation of the Shares as of August 6, 2014. Adjustments, if any, resulting from the final valuation would result in a change in the deemed dividend recorded in connection with the issuance of the Shares and an offsetting change in additional paid in capital, but have no effect on total equity as of September 30, 2014 or results of operations for the nine months ended September 30, 2014.

Estimated Offering Price

The Company advises the Staff that it is still in discussions with its underwriters regarding the ultimate valuation of the Company. Notwithstanding the foregoing, based on our conversations with the underwriters to date, we believe that the anticipated initial public offering price of the Company’s common stock (on a post-split basis) will range from between $[*] to $[*] per share.

The Company believes that several factors contributed to the difference between the $[*] midpoint of the estimated offering price range and the fair valuations of the Warrants and the Shares:

•	The estimated offering price range necessarily assumes that an initial public offering will ultimately occur, and a public market for the Company’s common stock will be created by the end of January or beginning of February 2015; it therefore excludes any marketability or illiquidity discount for the Company’s common stock that was appropriately taken into account in connection with the valuation of the Warrants and the Shares as described above.

Certain information has been omitted from this page pursuant to a request for confidential treatment and such information has been filed separately with the Commission. Information omitted has been replaced with a bracketed asterisk (“[*]”).

Securities and Exchange Commission	Confidential Treatment Requested By Patriot National, Inc. PN-005 January 2, 2015

•	As described in the Registration Statement, the Company intends to use the net proceeds of the initial public offering to reduce its leverage by repaying all outstanding amounts under the PennantPark Loan Agreement and the UBS Credit Agreement. Depending on the final amount of such net proceeds, the Company may also fund a portion of such repayment by making a drawdown under a new credit facility the Company intends to enter into concurrently with the consummation of the initial public offering. As a result, the Company’s liquidity will improve significantly. This will positively affect the “net equity value,” increasing the overall fair value of the common stock. At the time of the issuance of the Warrants and the Shares, there had been no reduction in the Company’s leverage; indeed, the Company’s leverage actually increased as net debt levels increased.

•	As described in the Registration Statement, the Company recently formed a new relationship with American Insurance Group, Inc., which the Company expects to become one of its primary insurance carrier clients over time.

•	As described in the Registration Statement, the Company effected its Reorganization in November 2013 and has operated as a combined group from that date. Accordingly, at the time the Warrants and Stock were issued on August 6, 2014, the Company had only operated as a combined group for approximately eight months, whereas at the time the estimated offering price range was determined the Company had operated for an additional five months, providing additional data for assessing the Company’s financial condition, historic results of operations, business prospects and forecast.

•	The integration risk associated with the acquisitions of the Patriot Care Management Business and the GUI contracts has been largely eliminated since the time of the issuance of the Warrants and the Shares. Operating the acquired Patriot Care Management Business and integrating the business of the GUI contracts have not resulted in any unanticipated difficulties, challenges or expenses for the Company. Furthermore, none of the identified risks materialized in any material respect.

* * * * * * *

Securities and Exchange Commission	Confidential Treatment Requested By Patriot National, Inc. PN-006 January 2, 2015

We trust that you will find the foregoing responsive to the above-referenced comment of the Staff. Please do not hesitate to call Gary Horowitz at (212) 455-7113 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Daniel Greenspan

Preston Brewer

Mark Brunhofer

Christine Torney

Patriot National, Inc.

Steven M. Mariano

Christopher A. Pesch

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner